FILED BY UNION PACIFIC CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NORFOLK SOUTHERN CORPORATION

COMMISSION FILE NO. 001-08339

Union Pacific’s Jim Vena and Norfolk Southern’s Mark George Interview on CNBC “Squawk on the Street”

July 29, 2025

David Faber, CNBC:

Well, let’s, let’s get some more about the huge deal, of course of the morning, biggest, in fact, of all time, Union Pacific announcing — in the rail industry. Union Pacific announcing it will buy Norfolk Southern. It’s a cash in stock deal worth about $72 billion at present. It will create the first coast to coast freight operator in the country, and as I said, ranks as the number one deal the rail industry has seen in terms of its size. Joining us now on a First on CNBC interview is Union Pacific CEO Jim Vena and Norfolk Southern CEO Mark George to be interviewed by our Morgan Brennan. Morgan.

Morgan Brennan, CNBC:

Thank you, David and thank you and Jim and Mark, it’s great to have you on. Congratulations on the news today. You just, we just heard about it, the fact that you’ve struck a deal here to create what is essentially the first ever transcontinental railroad in the US. Jim, you’re going to run the combined entity. You’re seen as architect of this vision to create this transcontinental railroad. How did this come together? Why now?

Jim Vena, Union Pacific:

Well, Morgan, listen, thank you very much, and thanks for having Mark and I on with you this morning. We’re excited. And when you take a look at the way the U.S. railroad network is set up, it’s split from one side of the country to the other. And we discussed it, Mark and I, and we had the thought at Union Pacific: how do we improve service for our customers? How do we give them a better product? How do we let them win in the marketplace? And this combination will do that. Is it great for America? It’s great for America. We’re going to be able to move products seamlessly, whether it’s products that are made in Arizona, copper that’s mined there, or whether it’s products east of Mississippi. So we’re real excited, and that’s why we announced today, after a few months of discussion and coming to a deal.

Morgan Brennan, CNBC:

Yeah. You’re targeting early 2027 to close this deal mark. A lot has to happen between now and then. Deal doesn’t use a voting trust. There’s reverse split fee. What do shareholders and other stakeholders need to understand about this deal, especially as Norfolk Southern shares trade lower?

Mark George, Norfolk Southern:

Yeah. Look, I think when details are absorbed by the market, they’ll understand the value here that we’re creating. I think we’re both coming from a great position of strength right now. We’re both operating exceptionally well. We’ve got great safety records. Our service records are really excellent. Our net promoter scores with our customers are great, and independently, we’ve got a great growth trajectory, but together, it’s like a force multiplier. You know, this is a one plus one equals three scenario, and that’s why, when Jim started talking, you know, he and I got together several months back, and we talked about, what can we do to really create something bigger than what we are independently? It became very, very clear how big these revenue synergies are. So we’re really excited about the future. And again, I think Morgan, what’s important to understand this is about the reindustrialization of America, and how rail can play a huge part in facilitating the move of goods.

Morgan Brennan, CNBC:

And I do want to get into that a little bit more. But first, Jim historically, consolidation in the rail industry, especially if you look back to the 1990s, it’s been a tough sell. There’s been concerns about reduced competition, service gnarls, cost cuts, reduced workforce, impacts to safety. How do you counter all of that now?

Jim Vena, Union Pacific:

Well, listen, that’s a long time ago. And it’s amazing how people look back 25 years ago and talk about it. And those are lessons learned. But if you take a look at the way we’re operating the railroad today, we’ve made some major changes. We’ve changed out our base fundamental technology platform seamlessly at Union Pacific, and we have a smart way to operate, and we know that we can have a transition that we’re going to work through in detail with Norfolk Southern that is not going to have the same issues that it had before. We have guaranteed jobs for anybody that’s unionized at Norfolk Southern and at Union Pacific, because we’re absolutely sure we’re going to be growing our business. So we’ve thought this through very carefully, and we’re prepared to move ahead in a very, very logical manner.

Mark George, Norfolk Southern:

And we’re going to spend two years now planning, while this is under review. We’re going to really start advanced planning on integration so that we can hit the ground running when it is approved. And make sure that we don’t have any level of disruption.

Morgan Brennan, CNBC:

So in light of that, have regulators signaled an openness to you potentially doing this deal? How did you get comfortable with the regulatory risk, and perhaps just as importantly, how much hinges on this open seat at the surface transportation port, and what the nomination that nominee looks like?

Jim Vena, Union Pacific:

Well, Morgan, the way I look at it is this. We knew when we started to talk and when we decided to merge that we were going to have to go through a process with the Surface Transportation Board. We like what we’ve heard from the Surface Transportation Board and the new chair on how they want to follow strict rules about how we move decisions forward. So we’re looking forward to it. We have a strong case. It’s all about delivering for America. It’s delivering for our customers, having a better service product, and absolutely making it so that they can move it at a very much better, cost effective manner because of the amount of touch points we remove on rail cars. We’re excited about it.

Morgan Brennan, CNBC:

Mark, how do you get labor on board?

Mark George, Norfolk Southern:

Well, as Jim mentioned, you know, we’re going to have guarantees for the union workers, so we’re going to engage with labor. And I think at the end of the day, this is about growth in America, so we’re going to need more workers than fewer workers.

Morgan Brennan, CNBC:

Jim, you’re viewed as a disciple of Hunter Harrison precision scheduled railroading, how does that factor into the combination of this network and how you can improve service and offer value to shippers?

Jim Vena, Union Pacific:

Well, Morgan, that’s a great question, and we would not be able to cross the first hurdle in this transaction and getting it completed if we did not operate a railroad that is very efficient. And if you take a look at our last quarter, we’re the most efficient railroad in North America at Union Pacific, our service metrics were outstanding, and we measure what we sold our customers. So if, fundamentally, you have a strong balance sheet, strong company, financially, you’re providing service at a high level, you know how to operate and use your assets. And we always carry a buffer. We understand that it’s an outdoor sport that we’re in. So we carry a buffer of locomotives, we carry a buffer of people. We carry a buffer assets, and our network as a buffer of capacity so we can win. So I’m excited. That’s what that’s what scheduled railroad is all about. It’s really simple. The problem with it is the execution is a little harder. I’ve been doing it for a long time. I think we’ve got this.

Morgan Brennan, CNBC:

Finally, we’ve got six class one railroads, at least until this deal closes. Looking across the industry, is this going to trigger more consolidation?

Jim Vena, Union Pacific:

We know for us, this is a win. This is a win for our customers. Win for America. I leave the rest of them to do what they have to do. This is the way I look at it. If you stand still, you get left behind. We look at what’s possible at Union Pacific and the discussions with Norfolk Southern the same. It’s what’s possible, and we’re real happy with what we’re doing. Mark any comment on that?

Mark George, Norfolk Southern:

Yeah, we don’t control what the others decide to do. We welcome it if they, if they do, decide to get together, and if they don’t, that’s fine, too. Right now we’re focused on building a better future for the country

Morgan Brennan, CNBC:

Yeah and certainly the macroeconomic landscape, and as you just touched on reindustrialization of America, sort of speaking to the moment for this milestone deal. Jim Vena and Mark George, thank you so much for joining me.

Jim Vena, Union Pacific:

Thank you very much, Morgan. Thanks for having us on.

Mark George, Norfolk Southern:

Thank you, Morgan. Take care. Thanks.

Morgan Brennan, CNBC:

David.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology.

While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure.

This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/unp-20241231.htm) (the “Union Pacific Annual Report”), as well as Union Pacific’s and Norfolk Southern’s subsequent filings with the SEC, may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Transaction, Union Pacific intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement (if and when available) will be mailed to shareholders of Union Pacific and Norfolk Southern. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://investor.unionpacific.com/financials/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.

PARTICIPANTS IN THE SOLICITATION

Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC.

Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus, which will be filed with the SEC.

Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”.

Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm) and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”.

Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

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